EMI

RECEIVED

2005 DEC 28 A 9:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**By Airmail**

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

13th December, 2005.

Attn: Filing Desk - Stop 1-4

05013553

SUPPL

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 25th November 2005, I enclose one copy of each of the following items that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 12th December 2005, confirming that the exercise price per share for the options over 2,000,000 EMI Group plc Ordinary Shares granted on 19th December 2002 to Alain Levy, an Executive Director of the Company, and over 1,000,000 EMI Group plc Ordinary Shares granted on the same date to David Munns, a Person Discharging Managerial Responsibility, was determined to be 233.8p per share as of 9th December 2005; and,

(b) a News Release, dated 13th December 2005, announcing that Toshiba-EMI has reached an agreement to sell its CD and DVD manufacturing business in Japan to a consortium, led by Memory-Tech Corporation, that includes Kinyosha Printing Co. Ltd, Goldman Sachs Inc. together with Goldman Sachs (Japan) Ltd, and Aitec Co. Ltd.

Yours faithfully,

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

12/30

Enc.

Ref: 82-373

**VIA PR NEWSWIRE DISCLOSE**

ER 05/65

Company Announcements Office,
London Stock Exchange.

12th December, 2005.

**EMI GROUP PLC**
**Director/PDMR Shareholding**

On 20th December 2002 we announced that, under the terms of his service contract, Alain Levy, an Executive Director of EMI Group plc, was on 19th December 2002, inter alia, granted an option over 2,000,000 EMI Group plc Ordinary Shares.

The exercise price per share for the option was to be determined from the average middle market quotation of an EMI Group plc Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, over five dealing days ending on a date in mid-December 2005. As of 9th December 2005, the exercise price per share of the aforementioned option was determined to be 233.8p per share.

The option may not be exercised earlier than three years from the date on which the exercise price was determined. Furthermore, such option may not then ordinarily be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

On 1st July 2005, David Munns was designated as one of the Company's Persons Discharging Managerial Responsibility. David Munns was granted, on 19th December 2002, options identical in all respects, other than quantum of shares under option, to those provided to Alain Levy and outlined above. Accordingly, the exercise price per share of an option granted to David Munns on 19th December 2002 over 1,000,000 EMI Group plc Ordinary Shares has also been determined to be 233.8p per share.

There are no further options granted on 19th December 2002 for which the exercise price remains to be determined and, therefore, no further announcements are required to be made in this regard.

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

# News Release

FOR IMMEDIATE RELEASE

ER 05/66

## EMI COMPLETES ITS MANUFACTURING OUTSOURCING STRATEGY WITH AGREEMENT TO SELL TOSHIBA-EMI'S MANUFACTURING PLANT IN JAPAN

London, 13 December 2005 – Toshiba-EMI ("TOEMI") has reached an agreement to sell its CD and DVD manufacturing business in Japan to a consortium led by Memory-Tech Corporation that also includes Kinyosha Printing Co. Ltd., Goldman Sachs Inc. together with Goldman Sachs (Japan) Ltd., and Aitec Co. Ltd. Memory-Tech Corporation is to take over the day-to-day operation of the manufacturing plant.

This initiative represents the final major step in EMI's drive to outsource its manufacturing capability, making these costs fully variable. In March 2004, EMI announced that it was to outsource the manufacture of its CDs and DVDs in Europe and the United States, and in October 2004, EMI also announced the sale of its CD-manufacturing joint venture with Warner Music in Australia.

Under the new agreement, which is subject to certain pre-closing conditions, on 26 December 2005 TOEMI will transfer its manufacturing facility, together with its associated assets and employees, to a separate new company ("Newco"). TOEMI will then sell all of the shares in Newco to the Memory-Tech Corporation-led consortium. Simultaneously, TOEMI will enter into a long-term supply agreement with Newco for the supply of local CDs and DVDs. The cash proceeds from the sale are expected to total JPY 2,360m (£11.9m).

**Enquiries**


*EMI Group plc*

| | | |
|---|---|---|
| Amanda Conroy | Corporate Communications | +44 20 7795 7529 |
| Claudia Palmer | Investor Relations | +44 20 7795 7635 |
| Susie Bell | Investor Relations | +44 20 7795 7971 |
| Sonia Shah | Investor Relations | +44 20 7795 7625 |